Mail Stop 4561

May 21, 2010

Ms. Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re:** **Sohu.com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 8-K Filed on February 3, 2010 and April 27, 2010**
> **File No. 000-30961**

Dear Ms. Yu:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part I

Item 1. Business Overview

Technology Infrastructure, page 28

1. We note that your operations depend on the ability of China Education and Research Network (CERNET), among others, to fully support your operation of the web properties. Tell us what consideration you have given to filing your agreement with CERNET to your Form 10-K, as we are unable to locate a hosting services agreement with this entity. Refer to Item 601(b)(10) of Regulation S-K.

Part II
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Online Game Revenues, pages 70 and 71

2.   Your estimated lives of perpetual items recognized as revenues under an "item-based" model appear to fluctuate based on several factors. For the annual periods in your Form 10-K tell us the estimated lives used to determine your pattern of revenue recognition on a quarterly basis. To the extent this information is a material assumption and it indicates any material trends impacting your financial statements tell us what consideration you gave to discussing these estimated life assumptions in your MD&A.

Wireless and Others Revenues, pages 71 and 72

3.   You disclose that for the three months ended December 31, 2009, 74% of estimated wireless revenues were confirmed by the monthly billing confirmations received from the mobile network operators. Please explain to us what ultimately happened to the balance of wireless revenues that were not confirmed and explain your related accounting. Tell us what amounts were similarly confirmed for the periods ended December 31, 2007 and 2008.

Functional Currency and Foreign Currency Translation, Functional Currency, page 74

4.   Please tell us what you are trying to convey in the sentence, "The functional currency of Sohu.com Inc. is U.S. dollar. The functional currency of our subsidiaries and VIEs in the PRC, United Kingdom of Great Britain, Malaysia and Korea are RMB, Great Britain Pound, Malaysian Ringgit and Korean Won, respectively, while the functional currency of our subsidiaries in U.S."

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Changyou Transactions

Sohu's Shareholding in Changyou

Economic Interest

5.   We note that "because Tao Wang's 6,000,000 Class B restricted ordinary shares are subject to forfeiture to Sohu until they become vested, those shares are treated as owned by Sohu, rather than as owned by Tao Wang, in the noncontrolling interest line items in Sohu's consolidated financial statements." Please clarify what is meant by this statement.

In this regard, it is unclear whether you are reducing the noncontrolling interest for the unvested shares. Provide a more precise description of your accounting for these shares and identify the accounting literature on which you have relied.

Note 23. Net Income per Share, pages F-36 and F-37

6.   We note that in computing your diluted net income per share certain adjustments are made to reflect the impact of the non-controlling interest in Changyou.com. Please demonstrate your compliance with ASU 260-10-55-20-22 in determining your diluted income per share. Refer to ASU 260-10-55-64.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Exhibit Index

7.   You indicate in your exhibit index that Exhibits 10.8, 10.10 and 10.18 are the subjects of confidential treatment. However, it appears that the orders granting confidential treatment for these agreements have expired. Please therefore amend your Form 10-K to file each of these agreements in full, without redactions. Alternatively, if you wish to continue to receive confidential treatment for the redacted portions of the agreements, we may be able to consider a request for an extension of confidential treatment. Refer to Staff Legal Bulletin No. 1A, available on our website, for further guidance.

Forms 8-K Filed on February 3, 2010 and April 27, 2010

8.   We note the presentation of Non-GAAP Fully Diluted EPS and Non-GAAP Net Income before Non-Controlling Interest within the headlines of your press releases dated February 1, 2010 and April 26, 2010. Please tell us how you determined your presentation complies with Item 10(e) of Regulation S-K. In this regard, tell us how you determined that your presentation complies with the requirement that the most directly comparable GAAP measure be presented with equal or greater prominence.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant

cc: Via Facsimile (617) 574-7568
        Timothy B. Bancroft
        Goulston & Storrs, P.C.